Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 23, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's to release Q4 and full year FY 21 results on May 14th, 2021 Earnings call slated for May 14th @ 5:30 PM IST / 8:00 AM EDT.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd

CONTACT
	Investor relationS	Media relationS
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-9866174248)	PRANAV PRIMLANI pranav.primlani@drreddys.com (Ph: +91-9381905796)

Dr. Reddy's to release Q4 and full year FY 21 results on May 14th, 2021

Earnings call slated for May 14th @ 5:30 PM IST / 8:00 AM EDT

Hyderabad, India, Apr 23rd, 2021

Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) will announce results for the fourth quarter and full year ended March 31, 2021 on Friday, May 14th, 2021 after the Board Meeting.

Summary of Events

Event	Date and Time	Medium
Release of financial results	May 14th, after the Board Meeting	Stock Exchange, Media, Company website, Business wire, Email
Press meet presentation	Will be available on the Company’s website	Company’s website www.drreddys.com
Earnings Call	May 14th, 5:30 PM IST / 8:00 AM EDT	Hosted by the Company (Details below)
Playback of Earnings Call	After the earnings call till May 21st, 2021	Details below
Transcript of the Earnings call	Will be available on the Company’s website	Company’s website www.drreddys.com

Earnings Call

Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance. (Dial In and other details given below)

Play Back

The play back will be available after the earnings call, till May 21st, 2021. For play back dial in phone No: +91 22 7194 5757 | +91 22 6663 5757, and Playback Code is 40700.

Conference Joining Information

Option 1: Express Join with DiamondPass™

Pre-register with the below link and join without waiting for the operator.

https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=3461534&linkSecurityString=baf4735fc

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”

The company assumes no obligation to update any information contained herein.